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Exhibit (a)(7)

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The Offer (as defined below) is being made solely by the Offer to Purchase dated December 5, 2003 and the related Letter of Transmittal and is being made to all holders of Shares (as defined below). Purchaser (as defined below) is not aware of any jurisdiction where the making of the Offer or the acceptance of Shares pursuant thereto is prohibited by any administrative or judicial action or by any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with such state statute. If, after such good faith effort, Purchaser cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash All
Outstanding Shares of Common Stock
of
NORTH COAST ENERGY, INC.
at
$10.75 Net Per Share
by
NCE Acquisition, Inc.,
A Wholly Owned Subsidiary of
EXCO Resources, Inc.

        NCE Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of EXCO Resources, Inc., a Texas corporation ("EXCO"), which, in turn, is a wholly owned subsidiary of EXCO Holdings Inc., a Delaware corporation ("EXCO Holdings"), is offering to purchase all the issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of North Coast Energy, Inc., a Delaware corporation ("North Coast"), for $10.75 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions described in the Purchaser's Offer to Purchase dated December 5, 2003 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Following the Offer, Purchaser intends to effect the Merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, ON FRIDAY, JANUARY 23, 2004, UNLESS THE OFFER IS EXTENDED.

        The Offer is conditioned upon, among other things, there having been validly tendered and not withdrawn prior to the expiration of the Offer at least 90% of the number of then outstanding Shares (including all Shares issuable upon the exercise of Outstanding Options or Outstanding Warrants (as each such term is defined in the Offer to Purchase), each as of the business day preceding the Expiration Date (as defined in the Offer to Purchase). The Offer is also subject to certain other conditions contained in the Offer to Purchase. See "Section 1. Terms of the Offer; Expiration Date" and "Section 14. Certain Conditions of the Offer" of the Offer to Purchase, which set forth in full the conditions to the Offer.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 26, 2003, as amended and restated on December 4, 2003 (the "Merger Agreement"), among EXCO, Purchaser, North Coast and as to certain specified provisions only Nuon Energy & Water Investments, Inc., a Delaware corporation ("Nuon Energy & Water"). The Merger Agreement provides, among other things, that as promptly as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or, if permissible, waiver, of the other conditions described in the Merger Agreement, and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware ("Delaware Law"), Purchaser will be merged with and into North Coast (the "Merger"). As a result of the Merger, North Coast, which will continue as the surviving corporation (the "Surviving Corporation"), will become a wholly owned subsidiary of EXCO. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of North Coast, owned by Purchaser or EXCO or owned by stockholders who have demanded and perfected appraisal rights under Delaware Law) will be canceled and converted automatically into the right to receive $10.75 per Share (or any greater amount per Share paid pursuant to the Offer) in cash, without interest.

        The Board of Directors of North Coast has determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interest of, the holders of Shares, has approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger, and has resolved to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

        As a condition and inducement to EXCO's and the Purchaser's willingness to enter into the Merger Agreement, Nuon Energy & Water has agreed (subject to the supervisory board approval of its ultimate parent) to enter into and deliver a Stock Tender Agreement with EXCO and the Purchaser (the "Stock Tender Agreement") within seven (7) days after the Schedule TO is filed with the Securities and Exchange Commission. The Stock Tender Agreement provides for the tender into the Offer of all Shares held by Nuon Energy & Water which represent approximately 85.6% of the issued and outstanding Shares and, in addition, requires that Nuon Energy & Water tender Shares acquired after the date of the Stock Tender Agreement, whether upon the exercise of warrants or options to acquire Shares or otherwise. If Nuon Energy & Water fails to execute and deliver the Stock Tender Agreement, then EXCO may terminate the Merger Agreement. The Stock Tender Agreement is more fully described in Section 10 of the Offer to Purchase.

        For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to American Stock Transfer & Trust Company (the "Depositary") of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders whose Shares have been accepted for payment for the purpose of receiving payments from Purchaser and transmitting such payments to validly tendering stockholders. Under no circumstances will Purchaser pay interest on the purchase price for Shares, regardless of any delay in making such payment. In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates") or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in "Section 2. Acceptance for Payment and Payment for Shares" of the Offer to Purchase) pursuant to the procedures described in "Section 3. Procedures for Accepting the Offer and Tendering Shares" of the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, in the case of a book-entry transfer, or an Agent's Message (as defined in "Section 2. Acceptance for Payment and Payment for Shares" of the Offer to Purchase) and (iii) any other documents required under the Letter of Transmittal.

        According to the terms of the Merger Agreement, Purchaser may, without the consent of North Coast, (a) extend, for a period not to exceed 10 business days, the Offer beyond the scheduled Expiration Date (as defined below), if any of the conditions to Purchaser's obligation to accept payment for the Shares, are not satisfied or waived, (b) extend the Offer for any period required by any rule, regulation or interpretation of the Securities and Exchange Commission or the staff thereof, applicable to the Offer, or (c) extend the Offer for an aggregate period of time not more than 10 business days beyond the latest applicable date that would otherwise be permitted under clause (a) or (b) of this sentence, if, as of such date all of the conditions to the Purchaser's obligations to accept payment for the Shares are satisfied or waived, but the number of Shares validly tendered and not withdrawn pursuant to the Offer equals 80% or more, but less than 90% of the outstanding Shares (including any and all Shares subject to outstanding options and warrants) (as contemplated by Rule 14d-11 under the Securities Exchange Act of 1934, as amended). The Merger Agreement also provides that Purchaser may unilaterally at its discretion, without the consent of North Coast, extend the Offer until January 30, 2004. Purchaser has agreed in the Merger Agreement to extend the Offer if, as of any Expiration Date, all of the conditions to the Offer are not satisfied, but North Coast determines that such conditions are reasonably capable of being satisfied. In such event, the Offer may be extended for a period of not more than 10 business days beyond the scheduled Expiration Date. Any such extension will be followed as promptly as practicable by public announcement thereof and such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw such stockholder's Shares.

        Tenders of Shares made pursuant to the Offer are irrevocable, except that such Shares may be withdrawn at any time prior to 12:00 midnight, New York City time, on Friday, January 23, 2004 (or the latest time and date at which the Offer, if extended by Purchaser, expires) (the "Expiration Date") and, unless accepted for payment by the Purchaser pursuant to the Offer, will be returned, without expense as promptly as practicable following the Expiration Date or termination of the Offer. For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in "Section 3. Procedures for Accepting the Offer and Tendering Shares" of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as described in "Section 3. Procedures for Accepting the Offer and Tendering Shares" of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding.

        The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

        North Coast has provided Purchaser with North Coast's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed by Purchaser to record holders of Shares whose names appear on North Coast's stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listings.

        The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

        Questions and requests for assistance or for additional copies of the Offer to Purchase and the related Letter of Transmittal and other Offer materials may be directed to the Information Agent at its address and telephone number listed below, and copies will be furnished promptly at Purchaser's expense. No fees or commissions will be paid to brokers, dealers or other persons (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:
 D.F. King & Co., Inc.

48 Wall Street, 22nd Floor
New York, New York 10005
Banks and Brokerage Firms Please Call: (212) 269-5550
All Others Call Toll-Free: (800) 829-6551

December 5, 2003

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  Exhibit (a)(7)